Exhibit 14.2

Amendment to LS&CO. Worldwide Code of Business Conduct

In January 2005, LS&CO. amended its Worldwide Code of Business Conduct (“Code of Conduct”) to update the contact information for Peter Goldsmith included in the section titled “Reporting Illegal Behavior or Code Violations” on page 22 of the Code of Conduct as follows:

Peter Goldsmith

Townsend and Townsend and Crew LLP

Two Embarcadero Center, 8th Floor

San Francisco, CA 94111

415.576.0200

phgoldsmith@townsend.com